CHINACAST EDUCATION CORPORATION

2000 Pudong Avenue, Room 505

Pudong, Shanghai 200135, China

April 3, 2013

Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	ChinaCast Education Corporation Item 4.01 Form 8-K Filed March 28, 2013 File No. 001-33771

Dear Mr. Spirgel:

This letter sets forth the response of ChinaCast Education Corporation (the “Company”) to the comment letter dated March 28, 2013, that the staff of the Division of Corporation Finance (the “Staff”) provided to the Form 8-K filed by the Company on March 25, 2013.

  Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

Please refer to the Company’s Form 8-K/A filed on April 3, 2013.

  When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

The Company notes the Staff’s comment and will provide such disclosures in a new Form 8-K when a new accountant is engaged.

* * *

Should you have any questions or comments with respect to this filing, please call me at + (86) 158 0156 1905 or at +1 (415) 595-7418.

Sincerely,

/s/ Doug Woodrum

Doug Woodrum

Chief Financial Officer